SUB-ITEM 77E:  LEGAL PROCEEDINGS
Like many other mutual fund companies, in September
2003, Federated
Investors, Inc., the parent company of the
 Federated funds' advisers
and distributor (collectively, "Federated"), received detailed requests for information on shareholder trading activities in the
Federated funds ("Funds") from the Securities
 and Exchange Commission,
the New York State Attorney General, and the
 National Association of
Securities Dealers.  Since that time, Federated
 has received additional
inquiries from regulatory authorities on these
 and related matters, and
more such inquiries may be received in the future.
As a result of these inquiries, Federated and the
 Funds have conducted
an internal investigation of the matters raised, which revealed instances in which a few investors were granted exceptions to
Federated's internal procedures for limiting frequent transactions and that one of these investors made an additional investment in another
Federated fund. The investigation has also identified inadequate procedures which permitted a limited number of investors (including several employees) to engage in undetected frequent trading activities and/or the placement and acceptance of orders to purchase shares of fluctuating net asset value funds after the funds' closing times.
Federated has issued a series of press releases describing these matters in greater detail and emphasizing that it is committed to compensating the Funds for any detrimental impact these transactions may have had on them. In that regard, on February 3, 2004, Federated and the independent directors of the Funds announced the establishment by Federated of a restoration fund that is intended to cover any such detrimental impact. The press releases and related communications are available in the "About Us" section of Federated's website www.federatedinvestors.com, and any future press releases on this subject will also be posted there.
Shortly after Federated's first public
announcement concerning the
foregoing matters, and notwithstanding Federated's commitment to taking remedial actions, Federated and various
Funds were named as
defendants in several class action lawsuits now pending in the
United States District Court for the District of Maryland seeking damages of unspecified amounts. The lawsuits were purportedly filed on behalf of people who purchased, owned and/or redeemed shares of
Federated-sponsored mutual funds during specified periods beginning
November 1, 1998. The suits are generally similar in alleging that
Federated engaged in illegal and improper trading practices including market timing and late trading in concert with certain institutional traders, which allegedly caused financial injury to the mutual fund shareholders. The board of the Funds has retained the law firm of Dickstein, Shapiro Morin & Oshinsky
LLP to represent
the Funds in these lawsuits. Federated and the Funds, and their respective counsel, are reviewing the allegations and will respond appropriately. Additional lawsuits based upon similar allegations have been filed, and others may be filed in the future.
Although we
do not believe that these lawsuits will have a material adverse effect on the Funds, there can be no assurance that these suits, the ongoing adverse publicity and/or other developments resulting from the regulatory investigations will not result in increased Fund redemptions, reduced sales of Fund shares, or other adverse consequences for the Funds.